Summary of Terms	Filed under Rule 433
File No.333-140491

Wachovia Capital Trust IV

6.375% Trust Preferred Securities

(liquidation amount $25 per security)

fully and unconditionally guaranteed, as described in the prospectus supplement, by

Wachovia Corporation

Issuer:	Wachovia Capital Trust IV
Guarantor:	Wachovia Corporation
Description:	6.375% Trust Preferred Securities
Ratings:	A2 / A- / A+ (s / p /s) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
Trade Date:	February 8, 2007
Settlement Date:	February 15, 2007
Amount:	$800,000,000 aggregate liquidation amount (32,000,000 trust preferred securities)
Overallotment Option:	4,800,000 shares
Scheduled Maturity Date:	March 15, 2037
Final Repayment Date:	March 1, 2067, subject to two ten-year extensions as described in the prospectus supplement dated February 7, 2007
Distribution Payment Dates:	Quarterly on the 15th of March, June, September, and December
First Coupon:	Distributions will accrue from February 15, 2007 and be payable on June 15, 2007
Day Count:	30 / 360
Deferral Provisions:	Distributions may be deferred for up to 10 consecutive years on the terms set forth in the prospectus supplement
Redemption of the Trust Preferred Securities:

At Wachovia’s option, the Trust Preferred Securities may be redeemed (i) at 100% of their liquidation amount on or after March 15, 2012 or after the occurrence of a “tax event,” “capital treatment event” or “investment company event,” as described in the prospectus supplement, or (ii) at a makewhole redemption price after the occurrence of a “rating agency event,” as described in the prospectus supplement, in each case plus accrued and unpaid distributions through the date of redemption.

Rating Agency Event Make-Whole Premium:	If applicable, the greater of par or an amount to be determined at a discount rate equal to the Treasury Yield plus 50 basis points
Issue Price:	$25.00 per security
Gross Proceeds:	$800,000,000
Net Proceeds to Wachovia:	$774,064,500, after expenses and underwriting commissions
Use of Proceeds:	General Corporate Purposes
Clearance:	DTC

Summary of Terms	Filed under Rule 433
File No.333-140491

Listing:	NYSE
CUSIP/ISIN:	92978U207 / US92978U2078
Sole Structuring Advisor and Sole Bookrunner:	Wachovia Capital Markets, LLC
Sr. Co-Managers:	Banc of America Securities LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities LLC
Jr. Co-Managers:	ABN AMRO Incorporated, BB&T Capital Markets, a division of Scott & Stringfellow, Inc., Barclays Capital Inc., Countrywide Securities Corporation, Deutsche Bank Securities Inc., Fifth Third Securities, Inc., Greenwich Capital Markets, Inc., ING Financial Markets LLC, J.P. Morgan Securities Inc., KeyBanc Capital Markets, a division of McDonald Investments Inc., Lehman Brothers Inc., NatCity Investments, Inc., Popular Securities, Inc., RBC Dain Rauscher Inc., Wells Fargo Securities, LLC.

Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its subsidiaries. If this communication relates to an offering of US registered securities (i) a registration statement has been filed with the SEC, (ii) before investing you should read the prospectus and other documents the issuer has filed with the SEC, and (iii) you may obtain these documents from your sales rep, by calling 1-866-289-1262 or by visiting www.sec.gov. If this communication relates to an offering of securities exempt from registration in the US, you should contact your sales rep for the complete disclosure package.